CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference into the Prospectus and Statement of Additional Information in the accompanying Post-Effective Amendment to the Registration Statement on Form N-1A of the Compass EMP Multi-Asset Balanced Fund, the Compass EMP Multi-Asset Growth Fund, and the Compass EMP Alternative Strategies Fund, each a series of shares of beneficial interest of Mutual Fund Series Trust, of our report dated February 7, 2012 on the financial statements and financial highlights included in the November 30, 2011 Annual Report to the Shareholders of the above referenced funds.

We further consent to the references to our firm under the heading “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Organization and Management of Wholly-Owned Subsidiary” in the Statement of Additional Information.

BBD, LLP

Philadelphia, Pennsylvania

March 28, 2012